December 2, 2009

Via Edgar Submission and Facsimile

Mr. H. Roger Schwall, Assistant Director
Mr. Brad Skinner, Senior Assistant Chief Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Patriot Coal Corporation
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 2, 2009
Form 10-Q for the Quarterly Period Ended September 30, 2009
Filed November 6, 2009
Response letter dated September 9, 2009
File No. 1-33466

Dear Mr. Schwall and Mr. Skinner:

Patriot Coal Corporation (the “Company”) has received the comments of the Staff (the “Staff”) of the Securities and Exchange Commission contained in the letter from the Staff dated November 18, 2009 (the “Comment Letter”) related to the above-referenced Form 10-K for the fiscal year ended December 31, 2008, the Form 10-Q for the fiscal quarter ended September 30, 2009 and the Company’s response letter dated September 9, 2009.

The Company has commenced work on a letter responding to the Staff’s comments.  However, the Company believes that it will require additional time to consider and respond fully to the Staff’s comments.

Accordingly, on behalf of the Company and as discussed with Mr. Skinner, we respectfully request an extension of the time to respond to the Comment Letter until Thursday, December 10, 2009.

We are grateful for the Staff’s assistance in this matter.  Please do not hesitate to call me at (314) 275-3682 with any questions you may have regarding the Company’s proposed timetable for responding to the Comment Letter.

Sincerely, /s/ Christopher K. Knibb Patriot Coal Corporation Christopher K. Knibb Vice President and Controller

cc:	Mark Wojciechowski, Staff Accountant, United States Securities and Exchange Commission,
Division of Corporation Finance

Mark Schroeder, Patriot Coal Corporation
Katy Winkelmann, Patriot Coal Corporation
Megan Krasnicki, Patriot Coal Corporation